(As filed on June 23, 2005)

                                                             File No. 70-[_____]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                            NATIONAL FUEL GAS COMPANY
                   NATIONAL FUEL GAS DISTRIBUTION CORPORATION
                      NATIONAL FUEL GAS SUPPLY CORPORATION
              HORIZON ENERGY DEVELOPMENT, INC. AND ITS SUBSIDIARIES
              HIGHLAND FOREST RESOURCES, INC. AND ITS SUBSIDIARIES
                                 LEIDY HUB, INC.
                        DATA-TRACK ACCOUNT SERVICES, INC.
                     HORIZON LFG, INC. AND ITS SUBSIDIARIES
                    HORIZON POWER, INC. AND ITS SUBSIDIARIES
                                6363 Main Street
                          Williamsville, New York 14221

                SENECA RESOURCES CORPORATION AND ITS SUBSIDIARIES
                        1201 Louisiana Street, Suite 400
                              Houston, Texas 77002

                          NATIONAL FUEL RESOURCES, INC.
                       165 Lawrence Bell Drive, Suite 120
                          Williamsville, New York 14221

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

              -----------------------------------------------------

                            NATIONAL FUEL GAS COMPANY

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                               Philip C. Ackerman
          Chairman of the Board, President, and Chief Executive Officer
                            National Fuel Gas Company
                                6363 Main Street
                          Williamsville, New York 14221

                     (Name and address of agent for service)
             -------------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

         James P. Baetzhold, Esq.              Andrew F. MacDonald, Esq.
         National Fuel Gas Company              Thelen Reid & Priest LLP
             6363 Main Street                   701 Eighth Street, N.W.
       Williamsville, New York 14221              Washington, DC 20001

                                TABLE OF CONTENTS



Item 1. Description of Proposed Transaction.................................1

   1.1  Introduction........................................................1

   1.2  Orders Affected by this Proceeding..................................2

   1.3  Capitalization of National and its Subsidiaries.....................3

   1.4  Summary of Requested Approvals......................................3

   1.5  Parameters Applicable to External Financing Transactions............5

        1.5.1   Effective Cost of Money.....................................5

        1.5.2   Maturity....................................................6

        1.5.3   Issuance Expenses...........................................6

        1.5.4   Common Equity Ratio.........................................6

        1.5.5   Investment Grade Ratings....................................6

        1.5.6   Use of Proceeds.............................................7

   1.6  External Financing By National......................................7

        1.6.1   Long-term Securities........................................7

                (a)    Common Stock.........................................8

                (b)    Preferred Stock and Preferred Securities.............8

                (c)    Long-term Debt.......................................8

                (d)    Stock Purchase Contracts and Stock Purchase Units....9

        1.6.2   Short-term Debt.............................................9

                (a)    Commercial Paper.....................................9

                (b)    Other Credit Facilities.............................10

                (c)    Other Securities....................................10

   1.7  Financing Subsidiaries.............................................10

   1.8  Stock Based Plans..................................................11

   1.9  Financing by Subsidiaries..........................................12

        1.9.1   Financing by Distribution..................................12

        1.9.2   Non-Utility Subsidiaries...................................13

   1.10 Continuation of Money Pool Arrangements............................13

   1.11 Guarantees.........................................................15


                                       i


   1.12 Hedging Transactions...............................................16

        1.12.1  Interest Rate Hedges.......................................16

        1.12.2  Anticipatory Hedges........................................17

   1.13 Changes in Capital Structure of Majority-Owned Subsidiaries........17

   1.14 Intermediate Subsidiaries and Subsequent Reorganizations...........18

   1.15 Sales of Services and Goods Among Non-Utility Subsidiaries.........20

   1.16 Energy Project Services............................................20

   1.17 Payment of Dividends Out of Capital and Unearned Surplus
        and Acquisition, Retirement or Redemption of Securities............21

   1.18 Certificates of Notification.......................................22


Item 2. Fees, Commissions and Expenses.....................................24


Item 3. Applicable Statutory Provisions....................................24

   3.1  General............................................................24

   3.2  Compliance with Rules 53 and 54....................................24


Item 4. Regulatory Approvals...............................................25


Item 5. Procedure..........................................................25


Item 6. Exhibits and Financial Statements..................................26

     A. Exhibits...........................................................26

     B. Financial Statements...............................................27


Item 7. Information as to Environmental Effects............................28


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

     1.1 Introduction. National Fuel Gas Company ("National") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Its sole public utility subsidiary, National Fuel Gas Distribution Corporation ("Distribution"), distributes natural gas at retail to approximately 732,000 residential, commercial and industrial customers (including transportation-only customers) in portions of western New York and northwestern Pennsylvania.

     National's direct non-utility subsidiaries, all of which are wholly-owned, and the principal business or businesses of each such subsidiary, are as follows:

------------------------------------------- ------------------------------------
            SUBSIDIARY                             PRINCIPAL BUSINESS
------------------------------------------- ------------------------------------
National Fuel Gas Supply Corporation        Transportation and storage of
                                            natural gas
------------------------------------------- ------------------------------------
Seneca                                      Resources Corporation Engages,
                                            directly and through subsidiaries
                                            and partnerships in which it
                                            is an investor, in natural gas and
                                            oil exploration and production in
                                            the United States and Canada
------------------------------------------- ------------------------------------
Horizon Energy Development, Inc.            Engages, directly and through
                                            subsidiaries, in development and
                                            ownership of exempt foreign
                                            utility companies and domestic and
                                            foreign electric generation projects
------------------------------------------- ------------------------------------
Highland Forest Resources, Inc.             Together with the Northeast Division
                                            of Seneca Resources Corporation,
                                            engages in marketing of timber
                                            hardwood from New York and
                                            Pennsylvania property holdings, and
                                            operation of saw mills; and, through
                                            Empire State Pipeline, a joint
                                            venture between two wholly-owned
                                            subsidiaries, owns and operates a
                                            157-mile natural gas pipeline
------------------------------------------- ------------------------------------
Leidy Hub, Inc.                             Provides natural gas hub services to
                                            customers
------------------------------------------- ------------------------------------
National Fuel Resources, Inc.               Marketing and brokerage of natural
                                            gas and provision of energy
                                            management services
--------------------------------------------------------------------------------
Horizon LFG, Inc.                           Engages, through subsidiaries, in
                                            the purchase, sale and
                                            transportation of landfill gas
--------------------------------------------------------------------------------
Data-Track Account Services, Inc.           Provides collection services,
                                            primarily for associate companies
--------------------------------------------------------------------------------
Horizon Power, Inc.                         Exempt wholesale generator
--------------------------------------------------------------------------------

     Filed herewith as Exhibit E is a current organizational chart showing the relationship of National and its direct and indirect subsidiaries.

     The non-utility companies listed in the table above, and the wholly- or partly-owned direct and indirect subsidiaries of such companies, are referred to in this Application or Declaration as the "Non-Utility Subsidiaries." The term Non-Utility Subsidiary also includes any other non-utility company in which National hereafter acquires an interest, directly or indirectly, pursuant to any available exemption (such as Rule 58) or pursuant to the terms of any order issued by the Securities and Exchange Commission ("Commission"). Distribution and the Non-Utility Subsidiaries are collectively referred to as the "Subsidiaries." National and the Subsidiaries are collectively referred to as the "Applicants" or "System."

     For the twelve months ended September 30, 2004, National reported consolidated operating revenues of $2.0 billion, of which approximately $1.1 billion (55%) were attributable to gas utility operations, and for the six months ended March 31, 2005, National reported operating revenues of approximately $1.3 billion, of which $800 million (61%) were attributable to gas utility operations. As of March 31, 2005, National and its subsidiaries had total assets of approximately $4.0 billion, including approximately $3.1 billion in net property, plant and equipment.

     1.2 Orders Affected by this Proceeding. By order dated November 12, 2002 (the "Current Order"),/1/ National and the Subsidiaries are authorized to engage in a program of external financing, intrasystem financing and other related transactions through December 31, 2005. Specifically, the Commission authorized:
(i) National to increase equity and long-term debt capitalization in an aggregate amount of up to an additional $1.5 billion, excluding any common stock issued under National's shareholder rights plan,/2/ and to utilize the proceeds thereof to make investments in its Subsidiaries, and for other corporate purposes; (ii) National to issue and sell from time to time up to $750 million principal amount of unsecured short-term debt securities having maturities of less than one year in the form of commercial paper and borrowings under credit facilities; (iii) National, and to the extent not exempt under Rule 52, the Subsidiaries to enter into interest rate hedges with respect to outstanding indebtedness and to enter into certain anticipatory interest rate hedging transactions; (iv) National to guarantee securities of its Subsidiaries and provide other forms of credit support with respect to obligations of its Subsidiaries as may be necessary or appropriate to enable such Subsidiaries to carry on in the ordinary course of business in an aggregate amount not to exceed $2 billion outstanding at any one time; (v) National to continue to administer the National System Money Pool ("Money Pool"), to invest surplus funds and proceeds of external short-term borrowings in the Money Pool, and, to the extent not exempt under Rule 52, the Subsidiaries to invest surplus funds in and to make borrowings from National and from each other through the Money Pool, subject to certain limitations; (vi) National and Non-Utility Subsidiaries to organize and acquire the securities of one or more entities (each a "Financing Subsidiary") formed for the purpose of effecting financing transactions for National and its Subsidiaries and, to the extent not exempt under Rules 45(b) and 52, to guarantee the obligations of such Financing Subsidiaries; (vii) National and the Subsidiaries to change the terms of any majority-owned Non-Utility Subsidiary's authorized capitalization; and (viii) National to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries.


----------
1 National Fuel Gas Company, et al., Holding Co. Act Release No. 27600, File No. 70-10074.

2 See National Fuel Gas Company, Holding Co. Act Release No. 26532, File No. 70-8841 (June 12, 1996) (authorizing National to adopt and implement a rights agreement and to issue rights thereunder that entitle the holders thereof to purchase from National shares of common stock upon the occurrence of certain events).

        By order dated December 31, 2001 (the "Horizon Order"),/3/ National and its wholly-owned non-utility subsidiary, Horizon Energy Development, Inc. ("Horizon"), were authorized to organize and acquire the securities of one or more intermediate subsidiaries formed exclusively for the purpose of acquiring, financing, and holding securities of other exempt and non-exempt Non-Utility Subsidiaries, to make loans to less than wholly-owned Non-Utility Subsidiaries, and to reorganize and change the capitalization of Horizon or other Non-Utility Subsidiaries. In addition, Horizon and other Non-Utility Subsidiaries were authorized to engage in preliminary development activities relating to potential new investments in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), to provide services and sell goods to other subsidiary companies of Horizon at prices determined without regard to cost, to provide guarantees and other forms of credit support with respect to obligations of subsidiaries of Horizon, to provide energy project consulting services outside the United States, and to pay dividends out of capital and unearned surplus and redeem or repurchase securities of such companies held by associate companies. The transactions for which authority is being requested in this Application or Declaration duplicate the authorizations granted to National, Horizon and Horizon's subsidiaries under the terms of the Horizon Order. Accordingly, upon the effective date of the Commission's order in this proceeding, National and Horizon will relinquish their authority under the Horizon Order, except with respect to transactions that have already been consummated in reliance upon the Horizon Order.

     1.3 Capitalization of National and Its Subsidiaries.National's authorized capitalization consists of 200 million shares of common stock, par value $1.00 per share, and 10 million shares of preferred stock, par value $1.00 per share. At March 31, 2005, National had issued and outstanding 83,508,614 shares of common stock. National has no preferred stock outstanding. Also, at March 31, 2005, National had issued and outstanding long-term debt securities (excluding current portion) totaling $1,126,401,000, and commercial paper and other short-term debt (including current portion of long-term debt) totaling $127,993,000. At March 31, 2005, National's consolidated capitalization consisted of the following components: common equity - 51%; long-term debt (excluding current maturities) - 44%; and short-term debt (including current maturities of long-term debt) - 5%. National's unsecured long-term debt is currently rated BBB+ by Standard & Poors Corporation ("S&P"), Baa1 by Moody's Investor Service ("Moody's"), and A- by Fitch, Inc. ("Fitch"). Its commercial paper is currently rated A-2 by S&P, P-2 by Moody's and F-2 by Fitch.

     1.4 Summary of Requested Approvals. The Applicants herein request approval for a program of external financing, credit support arrangements, intra-system financing, and other related proposals for the period commencing January 1, 2006 and ending December 31, 2008 (the "Authorization Period").

     Specifically, the Applicants are requesting authorization for:

     (i) National to increase its equity and long-term debt capitalization through the issuance and sale from time to time of Common Stock, Preferred Stock, Preferred Securities, Stock Purchase Contracts and/or Stock Purchase Units, and Long-term Debt (as such securities are


----------
3    National Fuel Gas Company, et al. (Holding Co. Act Release No. 27487).

          defined and described in Item 1.5 below), in an aggregate amount of up to an additional $1.5 billion, excluding any shares of Common Stock that may be issued under National's shareholder rights plan.

     (ii) National to issue and sell commercial paper and other forms of unsecured indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $750 million.

     (iii) In connection with the issuance and sale of Preferred Securities, Long-term Debt, Stock Purchase Contracts or Stock Purchase Units, National to organize and acquire the equity securities of one or more Financing Subsidiaries (as such term is defined and described in Item
          1.7 below), to guarantee the securities issued by such Financing Subsidiaries, and to borrow or otherwise receive a transfer of the proceeds of any financing by any Financing Subsidiary. Non-Utility Subsidiaries also seek approval to organize and acquire the securities of Financing Subsidiaries.

     (iv) In addition to shares of Common Stock issued in accordance with the authorization requested above, National to issue and/or acquire on the open market for the purpose of reissuing up to 22 million shares of Common Stock pursuant to stock plans maintained by National for shareholders, officers, employees and non-employee directors.

     (v) National and the Non-Utility Subsidiaries to make loans to any other Non-Utility Subsidiary that is less than wholly-owned at interest rates and maturities designed to provide a return to the lending entity of not less than its effective cost of capital.

     (vi) National to invest surplus funds and proceeds of short-term external borrowings in the Money Pool, and, to the extent not exempt under Rules 52 and 45(b), participating Subsidiaries to invest surplus funds in and to make short-term borrowings from National and from each other through the Money Pool, subject to certain limitations.

     (vii) National and Non-Utility Subsidiaries to issue guarantees and provide other forms of credit support with respect to the securities or other obligations of Subsidiaries in an aggregate principal or nominal amount not to exceed $2 billion at any time outstanding, in addition to any guarantees that are exempt pursuant to Rule 45(b), subject to certain limitations.

     (viii) National and, to the extent not exempt under Rule 52, any Subsidiary to enter into hedging transactions with respect to outstanding indebtedness of such company ("Interest Rate Hedges") in order to manage interest rate costs, and to enter into hedging transactions with respect to anticipated debt issuances ("Anticipatory Hedges") in order to lock-in current interest rates and/or manage interest rate risk exposure.

     (ix) National to change the authorized capitalization of any majority-owned Non-Utility Subsidiary without further Commission approval, subject to certain limitations.

     (x) National and Non-Utility Subsidiaries to organize and acquire the securities of one or more Intermediate Subsidiaries (as such term is defined and described in Item 1.14 below), and National to consolidate or otherwise reorganize all or any part of its direct or indirect investments in Non-Utility Subsidiaries.

     (xi) Non-Utility Subsidiaries to provide services and sell goods to each other at prices determined without regard to cost in certain cases in which the exemption under Rule 90(d)(1) may not apply.

     (xii) Non-Utility Subsidiaries to sell energy project services to unaffiliated third parties both within and outside the United States.

     (xiii) Non-Utility Subsidiaries to declare and pay dividends out of capital or unearned surplus, subject to certain limitations.

     1.5 Parameters Applicable to External Financing Transactions. The following general terms will be applicable where appropriate to the proposed external financing activities of National requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer):/4/

          1.5.1 Effective Cost of Money The effective cost of capital in respect of Stock Purchase Contracts, Stock Purchase Units, Long-term Debt, Preferred Stock, Preferred Securities and Short-term Debt will be based on competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that, in no event will the effective cost of capital (i) on any series of Stock Purchase Contracts or Stock Purchase Units exceed at the time of issuance 700 basis points over the yield to maturity of comparable-term U.S. Treasury securities; (ii) on any series of Long-term Debt exceed at the time of issuance 500 basis points over the yield to maturity of comparable-term U.S. Treasury securities if the interest rate on such Long-term Debt securities is a fixed rate or, if the rate on such Long-term Debt securities is a floating rate, 500 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of up to one year; (iii) on any series of Preferred Stock or Preferred Securities exceed at the time of issuance 600 basis points over the yield to maturity of comparable-term U.S. Treasury securities; and (iv) on Short-term Debt exceed at the time of issuance, (A) in the case of commercial paper or any other short-term borrowing that is not tied to a reference rate, 300 basis points over LIBOR, and (B) in the case of any short-term borrowing that is tied to a reference rate, either (1) 300 basis points over LIBOR, (2) 50 basis points over the prime rate, as announced from


----------
4 The Commission has previously authorized financing transactions subject to these same general parameters. See e.g., Alliant Energy Corporation, et al., Holding Co. Act Release No. 27930 (Dec. 28, 2004).

time to time by JPMorgan Chase Bank, or any successor thereto, or (3) 100 basis points over the Federal Funds Rate, whichever reference rate is applicable.

          1.5.2 Maturity The maturity of Long-term Debt will be between one year and 50 years after the issuance thereof. Preferred Securities, Stock Purchase Contracts and Stock Purchase Units will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock.

          1.5.3 Issuance Expenses The underwriting fees, commissions or other similar remuneration paid in connection with any non-competitive issuance, sale or distribution of securities pursuant to the authorization requested in this Application or Declaration will not exceed 6% of the principal or total amount of the securities being issued. The terms of intercompany loans by National to its Subsidiaries will be designed to parallel the effective cost of National's Long-term Debt or Short-term Debt, as applicable, and therefore, will reflect an equitable allocation of placement fees, commitment fees, underwriting or selling fees and commissions and discounts, if any, as well as any associated rating agency fees paid or incurred by National in connection with the issuance of Long-term Debt or Short-term Debt.

          1.5.4 Common Equity Ratio At all times during the Authorization Period, National will maintain common equity (as reflected in the most recent Form 10-K or Form 10-Q filed with the Commission and as adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization (common stock equity, preferred stock equity, long-term debt and short-term debt), and will also maintain common equity of Distribution, as a percentage of total capitalization, at 30% or higher; provided that National will in any event be authorized to issue Common Stock (including pursuant to stock-based plans maintained for shareholders, including new investors, officers, employees and non-employee directors) to the extent authorized herein.

     National's forecasted cash flow analysis and capitalization forecast for the calendar years 2006 through 2008 (filed herewith as Exhibit H), which assumes that National will issue during the Authorization Period $206.5 million of Common Stock out of the $1.5 billion overall long-term financing authority requested herein, indicate that National's common equity will remain above 30% of its consolidated capitalization for the period forecasted in Exhibit H.

          1.5.5 Investment Grade Ratings National further represents that, except for securities issued to fund intrasystem financings, no guarantees or other securities, other than Common Stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application or Declaration, unless (i) the security to be issued, if rated, is rated investment grade; and (ii) all outstanding securities of National that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act"). The ratings test will not apply to any issuance of Common Stock. National further requests that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this

Application or Declaration at any time that the conditions set forth in clauses
(i) and (ii) above are not satisfied.

          1.5.6 Use of Proceeds National proposes to utilize the proceeds of the financings authorized by the Commission pursuant to this Application or Declaration, together with other available funds, (i) to make investments in Subsidiaries in order to finance capital expenditures by such Subsidiaries, (ii) to fund short-term loans to certain Subsidiaries either directly or through the Money Pool, (iii) to finance future investments in EWGs and FUCOs, subject to the limitations of Rule 53, and "energy-related" and "gas-related" companies ("Rule 58 Companies"), subject to the limitations of Rule 58, (iv) to acquire, retire or redeem securities issued by National or any Financing Subsidiary, and
(v) for working capital and other general corporate purposes of National and its Subsidiaries. Distribution proposes to utilize the proceeds of authorized Money Pool borrowings to temporarily fund capital projects, to finance inventories, and for other general corporate purposes. National represents that no financing proceeds will be used to acquire the equity securities of any new company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding, or is made in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58.

     1.6 External Financing By National.

          1.6.1 Long-term Securities. National requests authority to increase its equity and long-term debt capitalization during the Authorization Period in an aggregate amount of up to an additional $1.5 billion through the issuance and sale from time to time of any combination of Common Stock, Preferred Stock, Preferred Securities, Long-term Debt, Stock Purchase Contracts and/or Stock Purchase Units, excluding any shares of Common Stock that may be issued under National's shareholder rights plan, and in addition to any issuances of Common Stock pursuant to stock based plans, as described in Item 1.8 below.

     National contemplates that such securities would be issued and sold directly to the public in one or more offerings registered under the Securities Act of 1933, as amended (the "1933 Act") either (i) through underwriters selected by negotiation or competitive bidding or (ii) through a selling agent acting either as agent or as principal for resale to the public either directly or through dealers, or to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder. All such securities sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         National has filed a Registration Statement on Form S-3 (Exhibit C-1 hereto) under the 1933 Act utilizing the "shelf" registration process, under which National may offer for sale, in one or more transactions, any combination of Long-Term Debt securities, Common Stock, Stock Purchase Contracts and Stock Purchase Units in an aggregate amount of up to $800 million.

               (a) Common Stock. National may issue and sell additional shares of its authorized common stock, par value $1.00 per share ("Common Stock"), and/or options, warrants or other stock purchase rights exercisable for Common Stock, pursuant to underwriting or purchase agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, purchasers, dealers or agents, as discussed below, or effected through competitive bidding. In addition, sales may be made through private placements or other non-public offerings to one or more persons. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by National) or directly by one or more underwriters acting alone. Common Stock may be sold directly by National or through agents designated by National from time to time. If dealers are utilized in the sale of Common Stock, National will sell such Common Stock to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale.

     National may also issue Common Stock and/or purchase shares of its Common Stock in the open market for purposes of reissuing such shares, and/or options, warrants or other stock purchase rights exercisable for Common Stock, in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58).

               (b) Preferred Stock and Preferred Securities. National also proposes to issue and sell shares of its authorized preferred stock, par value $1.00 per share ("Preferred Stock") and/or other types of unsecured preferred securities issued directly or indirectly through a Financing Subsidiary (e.g., trust preferred securities and monthly income preferred securities) ("Preferred Securities"), in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by National's board of directors or a committee thereof. Dividends or distributions on any series of Preferred Stock or Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods. Preferred Stock and Preferred Securities may be convertible or exchangeable into shares of Common Stock or unsecured indebtedness. Preferred Stock and Preferred Securities may be issued in public or private negotiated transactions, as described above, or in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (e.g., Rule 58).

               (c) Long-term Debt. National, directly or through a Financing Subsidiary, also proposes to issue and sell from time to time additional long-term indebtedness ("Long-term Debt") in one or more public or private negotiated transactions, as described above. Long-term Debt (a) will be unsecured, (b) may be senior or subordinated, (c) may be convertible into any other authorized securities of National, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the coupon pursuant to a remarketing arrangement, (g) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, and (h) may be called from existing investors by a third party. The maturity dates, interest rates, redemption and sinking fund provisions, and tender or repurchase or conversion features, if any, with respect to any Long-term Debt, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

               (d) Stock Purchase Contracts and Stock Purchase Units. National, directly or through a Financing Subsidiary, may also issue and sell from time to time stock purchase contracts ("Stock Purchase Contracts"), which would obligate the holders thereof to purchase from National and National to sell to the holders, a specified number of shares or aggregate offering price of Common Stock at a future date (typically between three and five years). The consideration per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as part of units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Long-term Debt and/or Preferred Securities and/or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require National to make periodic payments to the holders of some or all of the Stock Purchase Units, or vice versa, and such payments may be unsecured or prefunded on some basis.

          1.6.2 Short-term Debt. To provide financing for general corporate purposes, including making advances to participating Subsidiaries through the Money Pool (see Item 1.10 below), making advances directly to Non-Utility Subsidiaries, and to temporarily fund investments in new or existing Subsidiaries, National requests authorization to issue and reissue from time to time during the Authorization Period, up to $750 million at any time outstanding of Short-term Debt in the form of unsecured promissory notes evidencing borrowings under its credit facilities, commercial paper notes, and other forms of unsecured short-term financing generally available to borrowers with investment grade credit ratings.

               (a) Commercial Paper.Commercial paper may be sold by National, from time to time, in established domestic or foreign commercial paper markets directly or through dealers and placement agents at prevailing discount rates, or at prevailing coupon rates, at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers and placement agents acquiring commercial paper from National will re-offer such paper at a discount to corporate and institutional investors and, in foreign commercial paper markets, also to individual investors. Such corporate and institutional investors may include, among others, commercial banks, insurance companies, pension funds, investment trusts, mutual funds, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Back-up bank lines of credit for 100% of the outstanding amount of commercial paper may be required in order to obtain an investment grade rating by the credit rating agencies. National currently has a committed credit facility which acts as back-up to its commercial paper program. Currently, National's $200 million commercial paper program is backed by a syndicated credit facility totaling $220 million, of which half is committed through September 25, 2005 and half is committed through September 30, 2005. National anticipates that it will be able to replace this facility at or before its maturity.

          (b) Other Credit Facilities. National also proposes to establish credit facilities with various banks and/or other financial institutions and to issue and sell, from time to time, short-term notes. Such notes would bear interest at rates comparable to, or lower than, those available through other forms of short-term borrowing with similar terms as contemplated in this Application or Declaration. The total amount of notes outstanding at any time, when added to the aggregate amounts of short-term borrowing outstanding under other forms of short-term borrowing contemplated in this Application or Declaration, would not exceed the total amount of Short-term Debt for which authorization is requested. Such borrowing arrangements with the banks and financial institutions may require compensating balances and/or commitment fees or similar fees. National, at all times, will attempt to negotiate the most favorable effective borrowing rate taking into account any such compensating balances and/or other fees.

          (c) Other Securities.National may also engage in other types of short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing may include, without limitation, bank borrowings under uncommitted lines and issuance of bid notes to individual banks.

         1.7 Financing Subsidiaries. National requests authority to acquire, directly or indirectly, the equity securities of one or more Financing Subsidiaries, which would be organized specifically for the purpose of facilitating the issuance of certain types of long-term securities described in
Item 1.6.1. Non-Utility Subsidiaries also propose to organize and acquire the equity securities of Financing Subsidiaries in order to facilitate financing of their operations. National represents that it has in place sufficient internal controls to enable it to monitor the creation and use of any such entities.

     National may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary that it organizes. Any Non-Utility Subsidiary may also provide guarantees and enter into expense agreements, if required, on behalf of any of its Financing Subsidiaries pursuant to Rules 45(b)(7) and 52, as applicable. The amount of any securities issued by a Financing Subsidiary of National would be counted against the limitation on the amounts of similar types of securities that National is authorized to issue directly, as set forth in Item 1.6 above. To avoid double counting, however, any such credit support provided by National would not also be counted against the limitation on Guarantees, as set forth in Item 1.11 below.

     Any Financing Subsidiary organized pursuant to the authority granted by the Commission in this proceeding shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Applicant that organizes and acquires such Financing Subsidiary. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any "utility asset," as that term is defined under the Act.

     National and, to the extent not exempt under Rule 52, the Non-Utility Subsidiaries also request authorization to issue to any Financing Subsidiary, at any time or from time to time in one or more series, unsecured debentures, unsecured promissory notes or other unsecured debt instruments or preferred securities (individually, a "Note" and, collectively, the "Notes") governed by an indenture or indentures or other documents, and the Financing Subsidiary will apply the proceeds of any external financing by such Financing Subsidiary plus the amount of any equity contribution made to it from time to time to purchase the Notes from its parent. The terms (e.g., interest rate, maturity, amortization, prepayment terms, default provisions, etc.) of any such Notes would generally be designed to parallel the terms of the securities issued by the Financing Subsidiary to which the Notes relate./5/

     In cases where it is necessary or desirable to ensure legal separation for purposes of isolating a Financing Subsidiary from its parent for bankruptcy purposes, the ratings agencies may require that any expense agreement ("Expense Agreement") whereby the parent provides services related to the financing to the Financing Subsidiary be at a price, not to exceed a market price, consistent with similar services for parties with comparable credit quality and terms entered into by other companies so that a successor service provider could assume the duties of the parent in the event of the bankruptcy of the parent without interruption or an increase of fees. Therefore, National and the Non-Utility Subsidiaries request approval under Section 13(b) of the Act and Rules 87 and 90 to provide the services described in this paragraph to any Financing Subsidiary at a fee not to exceed a market price but only for so long as such Expense Agreement established by the Financing Subsidiary is in place./6/

     1.8 Stock Based Plans. National also requests authorization to issue
Common Stock and/or purchase shares of its Common Stock in the open market with its own funds (either currently or under forward contracts) for purposes of reissuing such shares under plans ("Stock Plans") that allow shareholders, customers, officers, employees, nonemployee directors and new investors to acquire shares of Common Stock. Currently, National maintains the National Fuel Gas Company Direct Stock Purchase and Dividend Reinvestment Plan, which provides a simple, cost-effective method for purchasing shares of Common Stock and permits participants to reinvest cash dividends in shares of Common Stock without the payment of any brokerage commissions or service charges in connection with such reinvestment. National also maintains (i) 401(k) and Employee Stock Ownership Plans that allow System employees the opportunity to invest in Common Stock and reinvest cash dividends paid on such Common Stock, in addition to a variety of other investment alternatives, (ii) various award and option plans that provide for the issuance of one or more of the following to


----------
5 "Mirror image" Notes issued by a Non-Utility Subsidiary to its Financing Subsidiary will be exempt under Rule 52(a) if the conditions of Rule 52(a) are satisfied.

6 The Commission has approved similar authority in other cases. See e.g., Exelon Corporation, et al., Holding Co. Act Release No. 27830 (Apr. 1,
     2004) and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27930 (Dec. 28, 2004).

key employees: incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and performance units or performance shares, and (iii) a Director Stock Plan, under which it issues shares of Common Stock to its non-employee directors as partial consideration for their services as directors.

     National proposes to issue shares of its Common Stock, as well as stock options, restricted stock awards, performance units, performance shares, and other Common Stock-based awards in any aggregate amount of up to 22 million shares (as such number may hereafter be adjusted to reflect any stock split) in order to satisfy its obligations under the Stock Plans, including the issuance of shares of Common Stock upon exercise of options that have previously been issued./7/ Shares of Common Stock issued or purchased for delivery under the Stock Plans may either be newly issued shares, treasury shares or shares purchased by National in the open market with its own funds. National will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the Stock Plans pursuant to Rule 42. National also proposes, within the limitations set forth herein, to issue and/or purchase shares of Common Stock pursuant to these existing Stock Plans, as they may be amended or extended, and similar plans or plan funding arrangements hereafter adopted without any additional Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application or Declaration. Finally, in connection with the adoption of any new Stock Plan or any extension of or amendment to an existing Stock Plan, National also requests authorization to solicit any required shareholder approvals. National requests that the Commission reserve jurisdiction over any solicitation of shareholder approval for the adoption of any new Stock Plan or any extension or amendment to an existing Stock Plan pending completion of the record.

     1.9 Financing by Subsidiaries.

          1.9.1 Financing by Distribution. The New York Public Service Commission ("NYPSC") and Pennsylvania Public Utility Commission ("PaPUC") both have jurisdiction over the issuance of securities by Distribution, other than any evidence of indebtedness having a maturity of less than one year. Distribution is currently authorized by the NYPSC and PaPUC through December 31, 2005 to issue and sell up to $226 million and $250 million, respectively, principal amount of long-term promissory notes at any time outstanding./8/ The interest rate and maturities of notes issued to National are designed to match the maturities and effective interest cost of Long-term Debt issued by National. Accordingly, with the exception of short-term debt securities, all securities issued by Distribution, including notes issued to National having maturities of one year or more, are exempt from the requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a). Proposed short-term borrowings by Distribution through the Money Pool are described in Item 1.10 below.

----------
7 Currently, National has outstanding stock options that are exercisable for approximately 12 million shares of Common Stock.

8 Distribution will file applications with the NYPSC and PaPUC seeking to extend its financing authority through December 31, 2008.

          1.9.2 Non-Utility Subsidiaries. National, through its Non-Utility Subsidiaries, will continue to be active in the development and expansion of energy-related or otherwise functionally-related, non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions that are commonly accepted for such types of investments. National believes that, in almost all cases, financings by the Non-Utility Subsidiaries will be exempt from Commission authorization pursuant to Rule 52(b).

     In order to be exempt under Rule 52(b), any loans by National to a Non-Utility Subsidiary or by any Non-Utility Subsidiary, including a Financing Subsidiary, to another Non-Utility Subsidiary must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Non-Utility Subsidiary making the borrowing is not wholly-owned by National, directly or indirectly, authority is requested under the Act for National or any other Non-Utility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending entity of not less than its effective cost of capital. However, no such loan will be made to a less than wholly-owned Non-Utility Subsidiary if such entity sells any services or goods to Distribution or to any other Non-Utility Subsidiary which, in turn, sells goods or services to Distribution, unless such company falls within one of the categories of companies to which goods and services may be sold on a basis other than "at cost," as described in Item 1.15 below./9/

     1.10 Continuation of Money Pool Arrangements. Under the Current Order, Distribution, National Fuel Gas Supply Corporation, Seneca Resources Corporation ("Seneca"), Highland Forest Resources, Inc., Leidy Hub, Inc., Horizon, Data-Track Account Services, Inc., National Fuel Resources, Inc., and Horizon LFG, Inc. (f/k/a Upstate Energy Inc.) are authorized to participate in the Money Pool as both borrowers and lenders./10/ Horizon Power, Inc. ("Power") is authorized to invest surplus funds in the Money Pool, and to withdraw those funds when needed, but may not borrow through the Money Pool. Likewise, National is authorized to lend funds through the Money Pool, but may not borrow funds through the Money Pool. The Applicants request authorization to add Empire State Pipeline (and any successor entity) as an additional Money Pool participant. The Applicants named above will continue to participate in, and, with the exception of National and Power, incur short-term borrowings through, the Money Pool, on the same terms as approved under the Current Order.

     Currently, the Subsidiaries (other than: (i) Power, (ii) certain subsidiaries of Horizon that are not participants in the Money Pool, and (iii) certain subsidiaries of Seneca that are not participants in the Money Pool) satisfy all of their requirements for short-term funds by borrowings through the


----------
9 The Commission has previously authorized substantially similar proposals. See e.g., NiSource Inc., et al., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27930 (Dec. 28, 2004).

10 Two other former Non-Utility Subsidiaries of National, Niagara Independence Marketing Company and Seneca Independence Pipeline Company, were also authorized to participate in the Money Pool under the Current Order. These companies were dissolved by National in 2004.

Money Pool. It is proposed that the Money Pool participants (other than National and Power) (referred to here as the "Eligible Borrowers") borrow short-term funds through the Money Pool. The maximum amount of Money Pool borrowings outstanding for each Eligible Borrower will be determined by National and each Eligible Borrower in accordance with business needs.

     National will administer the Money Pool and coordinate short-term borrowings by Eligible Borrowers. National proposes to make loans available to Eligible Borrowers through the Money Pool utilizing the proceeds of borrowings under various credit facilities, including but not limited to commercial paper, short-term lines of credit, demand credit facilities, and committed credit facilities ("Credit Facilities"), as determined by National, issued in accordance with the authorization sought in this proceeding. In addition, at certain times during the year, National and certain of its Subsidiaries may generate surplus funds, which they may choose to invest in the Money Pool. Thus, funds available for borrowings through the Money Pool will be derived from one or more of the following sources: (1) surplus funds of National and/or one or more of its Subsidiaries; (2) proceeds from National's sale of commercial paper; and (3) borrowings by National under other Credit Facilities.

     National will match, to the extent possible, the short-term cash surpluses and borrowing requirements of itself and its Subsidiaries. In the event that at any time during the Authorization Period there are insufficient funds available from Money Pool sources to satisfy Money Pool borrowing requirements of all Eligible Borrowers, Distribution will receive borrowing priority over the Non-Utility Subsidiaries. Borrowings through the Money Pool would be met first from available surplus funds of the other Subsidiaries, and then from available surplus funds of National. Once these sources of funds become insufficient to meet the short-term loan requests, borrowings will be made by National through the issuance and sale of commercial paper or borrowings under other Credit Facilities.

     Pursuant to Rule 52(b), borrowings through the Money Pool by participating Non-Utility Subsidiaries are exempt. Borrowings by Distribution, however, are not exempt. Accordingly, Distribution hereby seeks approval to make borrowings through the Money Pool in an amount not to exceed $500 million at any time outstanding. Distribution proposes to repay Money Pool borrowings principally by means of funds received as a result of providing services to its customers under its tariffs, and from the possible sale of long-term debt or equity securities.

     Borrowings through the Money Pool, and repayments thereof, will be adequately documented and will be evidenced on the books of each participant that is borrowing funds or lending surplus funds through the Money Pool. If only internal funds (surplus funds of National and the Subsidiaries) make up the funds available in the Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such internal funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations, as quoted in The Wall Street Journal or other national financial publications. Borrowings consisting wholly or in part of funds obtained through the sale of commercial paper or borrowings under other Credit Facilities by National will bear interest at a rate equal to National's net weighted daily average cost for such external borrowings. Interest will be payable by the borrowing Subsidiary until the principal amount borrowed is fully repaid. Fees, commissions and expenses incurred by National to establish and maintain Credit Facilities used to fund loans through the Money Pool, including rating agency fees, bank commitment fees, and transaction costs (such as legal fees incurred in connection with negotiating and documenting credit facilities), are allocated to all Eligible Borrowers. Each Eligible Borrower's share of allocated expenses is a fraction of the total expenses. The numerator of such fraction is the respective per book capitalization plus the average daily balance of short-term borrowings outstanding during the twelve months ended as of the date of the most recent quarterly consolidating financial statements for each Eligible Borrower. The denominator of the fraction is the sum of all the numerators used in the calculation.

     To the extent that there are excess funds available in the Money Pool from time to time because (a) there are no borrowings under the Credit Facilities that may be currently repaid, or (b) there is no commercial paper that is maturing, or (c) no Eligible Borrower has a need for excess funds available from other Money Pool participants, such excess funds will normally be invested in one or more of the following short-term investments: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, or by any state or political subdivision thereof; (iii) tax exempt notes; (iv) tax exempt bonds;
(v) tax exempt preferred stock; (vi) commercial paper rated not less than A-1 or P-1 or their equivalent by a nationally recognized statistical rating organization; (vii) money market funds; (viii) bank certificates of deposit and bankers acceptances; (ix) Eurodollar certificates of deposit or time deposits;
(x) repurchase agreements with respect to any of the foregoing; and (xi) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. The form of Amended and Restated Money Pool Agreement is incorporated by reference herein as Exhibit B.

     1.11 Guarantees. National requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Guarantees") with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $2 billion outstanding at any time, excluding any forms of credit support that are exempt under Rule 45(b), provided that any Guarantee outstanding on December 31, 2008 shall terminate or expire in accordance with its terms, and provided further that the amount of any Guarantees in respect of obligations of any Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. To avoid double counting, Guarantees of the obligations of any Financing Subsidiary, as described in Item 1.7 above, will not count against this limitation.

     At March 31, 2005, National had outstanding Guarantees totaling approximately $539.4 million relating primarily to: (i) obligations under derivative financial instruments, which are included on the consolidated balance sheet in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities;" (ii) obligations under capital leases;
(iii) obligations of National Fuel Resources, Inc. to purchase gas or to purchase gas transportation/storage services where the amounts due on those obligations each month are included on the consolidated balance sheet as a current liability; and (iv) other obligations of Subsidiaries which are reflected on the consolidated balance sheet. National believes that the likelihood that it would be required to make payments under any of these Guarantee is remote.

     Non-Utility Subsidiaries also request authorization to issue Guarantees with respect to obligations of other Non-Utility Subsidiaries, to the extent such Guarantees are not otherwise exempt under Rule 45(b), in an aggregate amount at any time outstanding which, when added to outstanding Guarantees issued by National, do not exceed $2 billion.

     Guarantees may be in the form of, among other things, direct parent guarantees, reimbursement obligations in respect of letters of credit, indemnities, and capital maintenance or "keep well" agreements. National and Non-Utility Subsidiaries request authority to charge each Subsidiary a fee for providing a Guarantee that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the Guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding.

     Guarantees may, in some cases, be provided to support obligations of Subsidiaries that are not readily susceptible of exact quantification or that may be subject to varying quantification. In such cases, National will determine the exposure under such guarantee for purposes of measuring compliance with the proposed limitation on Guarantees by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with U. S. Generally Accepted Accounting Principles ("U. S. GAAP"). Such estimation will be reevaluated periodically.

     1.12 Hedging Transactions.

          1.12.1 Interest Rate Hedges. National, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to utilize Interest Rate Hedges, subject to certain limitations and restrictions, in order to manage interest rate cost. Interest Rate Hedges (other than exchange-traded Interest Rate Hedges) would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Moody's, are equal to or greater than "Baa," or an equivalent rating from S&P or Fitch.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets to manage the volatility of interest rates, including but not limited to exchange-traded interest rate futures contracts and over-the-counter interest rate swaps, swaptions, caps, collars, floors, forwards, rate locks, structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), and short sales of U.S. Treasury securities or U.S. government agency (i.e., Fannie Mae) obligations. The Applicants would use Interest Rate Hedges as a means of prudently managing the risk associated with any outstanding debt by, for example, (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, or (iii) limiting the impact of changes in interest rates resulting from variable rate debt. The transactions would be for fixed periods and stated notional amounts, which in no case would exceed the principal amount of the underlying debt instrument. Thus, the Applicants will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.12.2 Anticipatory Hedges. In addition, National and the Subsidiaries request authorization to utilize Anticipatory Hedges, subject to certain limitations and restrictions. Such Anticipatory Hedges (other than exchange-traded Anticipatory Hedges) would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. National or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

     National will comply with SFAS 133 and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). National represents that each Interest Rate Hedge and each Anticipatory Hedge will qualify, as of the date such Interest Rate Hedge or Anticipatory Hedge is entered into, for hedge accounting treatment under the then current FASB standards. National will also comply with any future FASB financial disclosure requirements associated with hedging transactions./11/

     1.13 Changes in Capital Structure of Majority-Owned Subsidiaries. The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to National or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. The proposed sale of capital


----------
11 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. In addition to the Current Order, see Ameren Corporation, Holding Co. Act Release No. 27860 (June 18, 2004), NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27930 (Dec. 28, 2004).

securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes or for other corporate purposes, or change its form of organization (for example, from a stock corporation to a limited liability company).

     As needed to accommodate such proposed transactions and to provide for future issuances of securities, the Applicants request authority to change the terms of any majority-owned Subsidiary's authorized capitalization by an amount deemed appropriate by National or other parent company, provided that the consent of all other shareholders of such Subsidiary has been obtained for such change. A Subsidiary would be able to change the par value, or change between par value and no-par value stock, or change the form of such equity from common stock to limited partnership or limited liability company interests or similar instruments, or from such instruments to common stock, without additional Commission approval. Any such action by Distribution would be subject to and would only be taken upon the receipt of any necessary approvals by the state commissions in the states in which Distribution is incorporated and doing business. National will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements./12/

     1.14 Intermediate Subsidiaries and Subsequent Reorganizations. National requests authorization to acquire, directly or indirectly, the securities of one or more subsidiaries ("Intermediate Subsidiaries") that are organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of, or other interest in, one or more EWGs or FUCOs, Rule 58 Companies, "exempt telecommunications companies" under Section 34 or other non-exempt Non-Utility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities, as such terms are defined below, relating to such subsidiaries. National requests authorization to expend directly or through Intermediate Subsidiaries or other Non-Utility Subsidiaries up to $100 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities./13/

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options


----------
12 The Commission has previously approved substantially similar proposals. In addition to the Horizon Order, see NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27930 (Dec. 28, 2004).

13 Amounts expended in the development of projects culminating in an investment in any EWG, FUCO or Rule 58 Company will not count against the limitation on expenditures for Development Activities, but will instead be counted against the limit on "aggregate investment" in such entities under Rule 53(a) or Rule 58(a), as applicable, and any amounts initially counted against the limitation on expenditures for Development Activities will be restored to the authorized expenditure limit. The Commission has previously authorized expenditures on Development Activities subject to the same terms. See NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27930 (Dec. 28, 2004).

and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses. Administrative Activities will include providing ongoing personnel, accounting, engineering, legal, financial, operating, technical and other support services necessary to manage National's investments in Non-Utility Subsidiaries.

     Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by National from the Commission; and (3) other available cash resources, including proceeds of securities sales by Non-Utility Subsidiary pursuant to Rule 52. To the extent that National provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in National's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

     In addition, to the extent that such transactions are not otherwise exempt under the Act or Rules thereunder,/14/ National requests authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Non-Utility Subsidiaries, and the activities and functions related to such investments./15/ To effect any such consolidation or other reorganization, National may wish, for example, to contribute the equity securities of one Non-Utility Subsidiary to another Non-Utility Subsidiary (including a newly formed Intermediate Subsidiary) or sell (or cause a Non-Utility Subsidiary to sell) the equity securities or all or part of the assets of one Non-Utility Subsidiary to another one. Such transactions may also take the form of a Non-Utility Subsidiary selling or transferring the equity securities of a subsidiary or all or part of such subsidiary's assets as a dividend to an Intermediate Subsidiary or to another Non-Utility Subsidiary, and the acquisition, directly or indirectly, of the equity securities or assets of such subsidiary, either by purchase or by receipt of a dividend. The purchasing Non-Utility Subsidiary in any transaction structured as an intrasystem sale of equity securities or assets may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and


----------
14   Sections 12(c), 32(g), 33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
     58, as applicable, may exempt many of the transactions described in this paragraph.

15 National would seek authorization under the Act for the sale or transfer of a Non-Utility Subsidiary held by a FUCO to another company in the National system, unless the associate company's acquisition of the Non-Utility Subsidiary being sold or transferred by the FUCO would otherwise be exempt under the Act or under Rule 58.

accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities or assets being sold./16/

     1.15 Sales of Services and Goods Among Non-Utility Subsidiaries. Non-Utility Subsidiaries request authorization to provide services and sell goods at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) does not apply) pursuant to
Section 13(b) from the at-cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the company receiving such goods or services is:

     (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

     (ii) An EWG that sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser of such electricity is not Distribution;

     (iii) A "qualifying facility" within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

     (iv) A domestic EWG or "qualifying facility" that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not Distribution; or

     (v) A Rule 58 Company or any other Non-Utility Subsidiary that (a) is partially-owned, directly or indirectly, by National, provided that the ultimate purchaser of such goods or services is not Distribution (or any other entity within the National system whose activities and operations are primarily related to the provision of goods and services to Distribution), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to non-utility companies described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States./17/

     1.16 Energy Project Services. Non-Utility Subsidiaries (including but not limited to Horizon and its subsidiaries) request authority to provide engineering, operating, maintenance, consulting and other technical support


----------
16 The Commission has previously authorized substantially similar proposals. In addition to the Horizon Order, see NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30. 2003) Alliant Energy Corporation, et al., Holding Co. Act Release No. 27930 (Dec. 28, 2004).

17 The Commission has previously authorized substantially similar proposals. In addition to the Horizon Order, see Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999) and NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003).

services ("Consulting Services") to unaffiliated third parties (including foreign governmental bodies) with respect to energy projects located both within and outside of the United States. Such Consulting Services would include technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation billing and bill disaggregation tools), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other services./18/

     1.17 Payment of Dividends Out of Capital and Unearned Surplus and Acquisition, Retirement or Redemption of Securities. Non-Utility Subsidiaries request authorization to pay dividends out of capital and unearned surplus and/or acquire, retire, or redeem securities that any Non-Utility Subsidiary has issued to any associate company, to the extent permitted under applicable corporate law and the terms of any applicable credit or security agreements, provided that a Non-Utility Subsidiary will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company. Moreover, to the extent such authorization is required under Section 12(c), Non-Utility Subsidiaries that are organized as partnerships (or as other forms of non-corporate entities) request authorization to make distributions from unrestricted cash representing, in whole or in part, a return of capital./19/

     It is anticipated that there will be situations in which Non-Utility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if a Non-Utility Subsidiary (including an Intermediate Subsidiary) purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Non-Utility Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Non-Utility Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to its parent.

     Similarly, using the same example, if a Non-Utility Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Non-Utility Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.


----------
18 The Commission has heretofore authorized non-utility subsidiaries of a registered holding company to sell similarly-defined technical, consulting and operating services to customers both within and outside the United States. In addition to the Horizon Order, see Columbia Energy Group, et al., Holding Co. Act Release No. 26498 (Mar. 25, 1996); and Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997).

19   See Enron Corp., et al., Holding Co. Act Release No. 27809 (Mar. 9, 2004).

     Further, there may be periods during which unrestricted cash available for distribution by a Non-Utility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes and depreciation methods required to be used in determining book income. This difference may generate significant amounts of distributable cash even in the absence of book income.

     Finally, even under circumstances in which a Non-Utility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

     Likewise, a Non-Utility Subsidiary may also wish to utilize freely distributable cash to acquire, retire or redeem any securities of which it is the issuer that are held by any associate company. Such transactions, which are not exempt under Rule 42, are a means to reduce the capitalization of a company and serve essentially the same purpose as a dividend paid out of capital or unearned surplus./20/


     1.18 Certificates of Notification. National proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application or Declaration. Such certificates would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          (a) Any sales of Common Stock by National, the sale price per share and the market price per share at the date of the agreement of sale;

          (b) If Common Stock has been issued as consideration in connection with the acquisition of securities or assets of any company, the number of shares so issued and the market price per share at the time of issuance;

          (c) The amount and terms of any Preferred Stock, Preferred Securities, Long-term Debt, Stock Purchase Contracts and/or Stock Purchase Units issued by National directly or indirectly through a Financing Subsidiary;

          (d) The total number of shares of Common Stock issued by, or issuable under options granted, during the quarter under any Stock Plan;


----------
20 The Commission has previously authorized substantially similar proposals. See NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27930 (Dec. 28, 2004).

          (e) With respect to each participant in the Money Pool, the maximum amount of borrowings from and loans to the Money Pool, and the interest rate(s) applied to Money Pool borrowings and loans;

          (f) The amount and terms of any intercompany loan made to a less than wholly-owned Non-Utility Subsidiary at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital;

          (g) The amount of any Guarantee issued, and the Subsidiary on whose behalf such Guarantee was issued;

          (h) The notional amount and a brief description of any Interest Rate Hedge or Anticipatory Hedge entered into and the identity of the parties to such instruments;

          (i) With respect to each Financing Subsidiary that has been formed during the quarter, a representation that the financial statements of the parent of such Financing Subsidiary shall account for the Financing Subsidiary in accordance with U.S. GAAP and further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent in such Financing Subsidiary; and (iii) the amount and terms of any securities issued by any Financing Subsidiary during the reporting period which shall also separately show the outstanding balance of all securities issued by such Financing Subsidiaries during the Authorization Period;

          (j) If any Financing Subsidiaries are "Variable Interest Entities" ("VIEs"), as that term is used in FASB Interpretation 46R, "Consolidation of Variable Interest Entities," a description of any financing transactions conducted during the reporting period that were used to fund such VIEs, and, if any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

          (k) The name, parent company, and amount invested in any Intermediate Subsidiary during the quarter;

          (l) A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing; and

          (m) Consolidated balance sheet of National and separate balance sheet of Distribution, each as of the end of the quarter./21/

     To the extent that any securities issued by any Financing Subsidiary are not set forth on the balance sheet of National or Non-Utility Subsidiary, as the case may be, a description of the terms and conditions of such securities will


----------
21 Any of the information described in items (a) through (m) that is provided in filings or reports required under the 1933 Act or the 1934 Act may be incorporated by reference into the Rule 24 certificate.

be included in the applicable certificate of notification. Such filings will also include a representation that the financial statements of National shall account for any Financing Subsidiary in accordance with generally accepted accounting principles.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with preparing and filing this Application or Declaration are estimated at $30,000. Fees, commissions and expenses incurred in connection with any specific financing transaction will be within the limits set forth in Item 1.5 above.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

     3.1 General. Sections 6(a) and 7 of the Act are applicable to the issuance and sale by National of Common Stock, Preferred Stock, Preferred Securities, Long-term Debt, Stock Purchase Contracts, Stock Purchase Units, and Short-term Debt. Sections 6(a) and 7 are also applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and Anticipatory Hedges, and to changes in the capitalization of any majority-owned Subsidiary. Sections 6(a), 7 and 12(b) of the Act and Rule 45(a) are applicable to the issuance of Guarantees by National and Non-Utility Subsidiaries, to the extent not exempt under Rules 45(b). Sections 9(a)(1) and 10 of the Act are applicable to National's or any Non-Utility Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary and to the sale of Consulting Services to unaffiliated third parties. Sections 6(a), 7, 9(a), 10 and 12(b) of the Act are applicable to borrowings and loans pursuant to the Money Pool, except to the extent such transactions are exempt under Rules 45(b)(1) and 52. Section 12(c) of the Act and Rules 26(c) and 46 are applicable to the payment of dividends from capital and unearned surplus or reacquisition of any security issued by any Non-Utility Subsidiary from capital and unearned surplus. Section 13(b) is applicable to the sale of goods and services by Non-Utility Subsidiaries to other Non-Utility Subsidiaries at market-based prices. Various provisions of the Act, including Sections 6(a), 7, 9(a), 10, 12(c) and 12(f), and Rules 43, 45 and 46 thereunder, may be applicable to any reorganization of the Non-Utility Subsidiaries.

     3.2 Compliance with Rules 53 and 54. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7(d) and 12 of the Act in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
(a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are currently met.

     Rule 53(a)(1): As of March 31, 2005, National's "aggregate investment" in EWGs and FUCOs was $153,409,366, or approximately 20.5% of National's average "consolidated retained earnings" for the four quarters ended March 31, 2005 ($748,201,750).

     Rule 53(a)(2): National will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. National will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Distribution (National's sole domestic public utility subsidiary) will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): National will submit a copy of the Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of National's Form U5S and Exhibits G and H thereof, to each of the public service commissions having jurisdiction over the retail rates of Distribution.

     In addition, National states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b).

ITEM 4.  REGULATORY APPROVALS.
         --------------------

     The NYPSC and PaPUC have jurisdiction over and have previously authorized Distribution's utilization of Interest Rate Hedges and Anticipatory Hedges. Distribution will request a continuation of authority to engage in these transactions as part of its filings with the NYPSC and PaPUC to be made later this year. No other state commission, and no federal commission, other than the Commission, has jurisdiction over any of the other proposed transaction.

ITEM 5.  PROCEDURE.
         ---------

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's order be issued not later than December 31, 2005, and that there not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.

         A     EXHIBITS.

               A-1 Restated Certificate of Incorporation of National dated September 21, 1998 (incorporated by reference to Exhibit 3.1 to National's Annual Report on Form 10-K for the fiscal year ended September 30, 1998) (File No. 1-3880).

               A-2 Certificate of Amendment of Restated Certificate of Incorporation of National dated March 14, 2005 (incorporated by reference to Exhibit 3(ii) to National's Current Report on Form 8-K dated March 14, 2005) (File No. 1-3880).

               A-3 Bylaws of National, as amended on December 9, 2004 (incorporated by reference to Exhibit 3(ii), Current Report of National on Form 8-K dated December 9, 2004 in File No. 1-3880).

               B Form of Amended and Restated National System Money Pool Agreement, including Demand Grid Note and Intrasystem Grid Evidence of Deposit (incorporated by reference to Exhibit B to the Form U-1 Application or Declaration filed by National and its Subsidiaries in File No. 70-10074).

               C-1 Registration Statement on Form S-3 ("shelf" registration) (incorporated by reference to File No. 333-102200).

               C-2 Registration Statement on Form S-3 relating to National's Direct Stock Purchase and Dividend Reinvestment Plan (incorporated by reference to File No. 333-123654).

               C-3 Registration Statement on Form S-8 relating to National's 1993 Award and Option Plan (incorporated by reference to File No. 333-117132).

               C-4 Registration Statement on Form S-8 relating to National's 1997 Award and Option Plan (incorporated by reference to File No. 333-117131).

               C-5 Registration Statement on Form S-8 relating to National's Tax-Deferred Savings Plan (incorporated by reference to File No. 333-102220).

               C-6 Registration Statement on Form S-8 relating to National's Tax-Deferred Savings Plan for Non-Union Employees (incorporated by reference to File No. 333-102211).

               D    None.

               E Organizational Chart of the National Fuel Gas System (Form SE - required paper format filing).

               F-1  Opinion of counsel to National (to be filed by amendment).

               F-2 Opinion of Stryker, Tams & Dill LLP, New Jersey counsel to National (to be filed by amendment).

               F-3 Opinion of counsel to Subsidiaries (to be filed by amendment).

               G    Proposed Form of Federal Register Notice.

               H National forecast of consolidated capitalization ratios as of December 31 for each year 2006 through 2008, including forecast assumptions (sources and uses) (filed confidentially pursuant to Rule 104).

         B.    FINANCIAL STATEMENTS.
               --------------------

               1.1 Balance Sheet of National and consolidated subsidiaries, as of September 30, 2004 (incorporated by reference to National's Annual Report on Form 10-K for the fiscal year ended September 30, 2004) (File No. 1-3880).

               1.2 Statements of Income of National and consolidated subsidiaries for the twelve months ended September 30, 2004 (incorporated by reference to National's Annual Report on Form 10-K for the fiscal year ended September 30, 2004) (File No. 1-3880).

               1.3 Balance Sheet of National and consolidated subsidiaries, as of March 31, 2005 (incorporated by reference to National's Quarterly Report on Form 10-Q for the period ended March 31,
                    2005) (File No. 1-3880).

               1.4 Statements of Income of National and consolidated subsidiaries for the three months ended March 31, 2005 (incorporated by reference to National's Quarterly Report on Form 10-Q for the period ended March 31, 2005) (File No. 1-3880).

               1.5  Balance Sheet of Distribution, as of March 31, 2005.

               1.6 Statement of Income of Distribution for the twelve months ended March 31, 2005.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that are the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalves by the undersigned thereunto duly authorized.


                                       NATIONAL FUEL GAS COMPANY
                                       HORIZON ENERGY DEVELOPMENT, INC.
                                       DATA-TRACK ACCOUNT SERVICES, INC.


                                       By: /s/ Philip C. Ackerman
                                          -----------------------
                                       Name:  Philip C. Ackerman
                                       Title: President


                                       NATIONAL FUEL GAS DISTRIBUTION
                                          CORPORATION


                                       By: /s/ Dennis J. Seeley
                                          ---------------------
                                       Name:  Dennis J. Seeley
                                       Title: President


                                       NATIONAL FUEL GAS SUPPLY CORPORATION


                                       By: /s/ David F. Smith
                                          -------------------
                                       Name:  David F. Smith
                                       Title: President


                                       HORIZON POWER, INC.
                                       HORIZON LFG, INC.


                                       By: /s/ Bruce H. Hale
                                          ------------------
                                       Name:  Bruce H. Hale
                                       Title: President


                       (signatures continued on next page)

                                       NATIONAL FUEL RESOURCES, INC.


                                       By: /s/ Donna L. DeCarolis
                                          -----------------------
                                       Name:  Donna L. DeCarolis
                                       Title: President and Secretary


                                       SENECA RESOURCES CORPORATION
                                       HIGHLAND FOREST RESOURCES, INC.


                                       By: /s/ James A. Beck
                                          ------------------
                                       Name:  James A. Beck
                                       Title: President


                                       LEIDY HUB, INC.


                                       By: /s/ J. R. Pustulka
                                          -------------------
                                       Name:  J. R. Pustulka
                                       Title: Senior Vice President and
                                              Secretary


Date: June 23, 2005